# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Mary A. Francis, c/o Chevron Corporation, 5001 Executive Parkway, Suite 200, San Ramon, California (CA), 94583, (925) 842-1000

## Reporting persons
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,732,296; sole dispositive power 0; shared dispositive power 78,732,296; aggregate amount beneficially owned 78,732,296 (37.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,732,296; sole dispositive power 0; shared dispositive power 78,732,296; aggregate amount beneficially owned 78,732,296 (37.8% of the class)
- Chevron Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,732,296; sole dispositive power 0; shared dispositive power 78,732,296; aggregate amount beneficially owned 78,732,296 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 25 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

August 2025 Repurchase Agreement

On August 8, 2025, pursuant to the previously disclosed August 2025 Repurchase Agreement, the August 2025 Repurchase Transaction closed, pursuant to which HESM Opco purchased from Hess Investments 695,894 Opco Class B Units for an aggregate purchase price of approximately $30 million, or $43.11 per unit. Pursuant to the terms of the August 2025 Repurchase Agreement, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by Hess Investments in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, based on 129,947,965 Class A Shares outstanding as of August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Hess Investments is the record holder of (i) 449,000 Class A Shares and (ii) 78,283,296 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. Hess Corporation is a direct, wholly owned subsidiary of Chevron Corporation. As a result, Chevron Corporation and Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units since Amendment No. 24.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Hess Investments North Dakota LLC: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (08/08/2025)
- Hess Corporation: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (08/08/2025)
- Chevron Corporation: /s/ Christine L. Cavallo, Christine L. Cavallo, Assistant Secretary (08/08/2025)